UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER: 0-5418
                                                       CUSIP NUMBER: 931655 10 4

[   ] Form 10-K   [   ] Form 20-F
[   ] Form 11-F   [ X ] Form 10-Q   [   ] Form N-SAR

                        For Period Ended: March 31, 2002

[   ]    Transition Report on Form 10-K  [   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K  [   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR
                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Walker International Industries, Inc.
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office: 370 Old Country Road, Garden City, New York 11530

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant completed, in March 2002, the acquisition of two entities that have required its executive officers and employees to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Quarterly Report on Form 10- QSB for the quarter ended March 31, 2002. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                        Mitchell S. Segal (516) 746-4141

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Due to the nature of the acquisition transaction and a change in the fiscal year of the registrant, the results of operations will differ between the current period and the corresponding period for the prior fiscal year, the extent of which can not be quantified as of the filing of this Form 12b-25.

     Walker International Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2002                         Walker International Industries, Inc.


                                    By:                    /s/ Mitchell S. Segal
                                    --------------------------------------------
                                    Mitchell S. Segal, President